Equity Residential
Two North Riverside Plaza, Suite 400
Chicago, Illinois  60606

July 12, 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	Equity Residential
Registration Statement on Form S-3 (File No. 333-142723); Form 10-K for Fiscal Year ended December 31, 2006
(File No. 001-12252)

Ladies and Gentlemen:

Equity Residential, a real estate investment trust organized under the laws of the State of Maryland (the “Registrant”), hereby requests that the effective date for the Registration Statement referenced above be accelerated so that it will be declared effective as of 12:00 noon on July 16, 2007 or as soon as reasonably practicable thereafter.

The Registrant acknowledges that:

•                       should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                       the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                       the Registrant may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please notify Hal M. Brown, Esq. of DLA Piper US LLP, counsel to the Registrant, at (312) 368-4012, or me at (312) 928-1298, as soon as possible as to the time the Registration Statement has been declared effective pursuant to this acceleration request.

Very truly yours,

Equity Residential

By:	/s/ Ian Kaufman
Name:	Ian Kaufman
Title:	First Vice President and Chief Accounting Officer

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